Filed pursuant to Rule 424(b)(3)
Registration No. 333-269333

Prospectus Supplement No. 3

LION GROUP HOLDING LTD.

Dated January 22, 2025

To the Prospectus dated May 12, 2023

This prospectus supplement amends the information in the “Selling Shareholders” section of our prospectus dated May 12, 2023, as further supplemented on September 27, 2023, and January 23, 2024, relating to the resale of 41,085,715 American Depositary Shares representing 41,085,715 Class A ordinary shares issuable upon the exercise of warrants (the “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The purpose of this prospectus supplement is to modify the “Selling Securityholders” section of the Prospectus to reflect the amendment to the Series E American Depositary Shares Purchase Warrant (the “Series E Warrant”) with ATW Opportunities Master Fund, L.P.

This prospectus supplement should be read in conjunction with the Prospectus, and this prospectus supplement is qualified in its entirety by reference to the Prospectus, except to the extent that the information herein modifies or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “LGHL”. On January 16, 2025, the closing price for our ADSs on the Nasdaq Capital Market was $0.16 per ADS.

INVESTING IN OUR ADSS INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” INCLUDED IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2023 AS WELL AS “RISK FACTORS” BEGINNING ON PAGE S-11 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

EXPLANATORY NOTE

The references to Purchaser in the “Selling Shareholders” table in the section entitled “Selling Shareholders” are hereby amended and restated to reflect the Amendment (the “Amendment”) to the Series E American Depositary Shares Purchase Warrant (the “Series E Warrant”) dated January 9, 2025, entered by the Company and the Purchaser. Pursuant to the Amendment, the parties agreed to amend the exercise price of the Series E Warrant to the lower of (x) $1.13 and (y) 90% of the lowest daily VWAP (as defined in the Series E Warrant) for the ten (10) trading days immediately prior to the exercise date (the “Market Exercise Price”), provided that the aggregate exercise price under the Market Exercise Price shall not exceed $10,000,000.

The information in this supplement to the “Selling Shareholders” section set forth below is based on information provided to us by the warrant holders as of January 22, 2025.

This prospectus supplement should be read in conjunction with the Prospectus and the prospectus supplements dated September 27, 2023 and January 23, 2024.

SELLING SECURITYHOLDERS

This prospectus also relates to the offer and resale of up to an aggregate of 81,775,474 ADSs representing 4,088,773,700 Class A ordinary shares. The Resale ADSs include 81,775,474 ADSs issuable upon exercise of the Series D Warrant, Series E Warrant, and Series F Warrant issued on February 18, 2021, and Series G Warrant issued on December 13, 2021, to the Selling Securityholder (collectively, the “ATW Warrants”).

Selling Securityholder Table

The following table and accompanying footnotes, which were prepared based on information furnished to us by or on behalf of the Selling Securityholder and information filed with the SEC, set forth information regarding the beneficial ownership of ADSs owned by the Selling Securityholder as of the date of this prospectus. Beneficial ownership is determined in accordance with rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days.

The second column indicates the number of ADSs beneficially owned by the Selling Stockholders, based on their respective ownership as of the date of this prospectus. The second column also assumes the exercise of all of the warrants held by the Selling Securityholder, without regard to any limitations on exercise described in this prospectus or in the warrants. The third column lists the ADSs being offered by this prospectus by the Selling Securityholder.

This prospectus covers the resale of all of the ADSs issuable upon exercise of the warrants that are held by the Selling Securityholder. The Selling Securityholder can offer all, some or none of their ADSs, thus we have no way of determining the number of the ADSs underlying warrants that will be held after this offering. Therefore, the fourth and fifth columns assume that the Selling Securityholder will sell all of the ADSs issuable upon exercise of the warrants which are covered by this prospectus. See “Plan of Distribution.”

Information concerning the Selling Securityholder may change over time. Any changed information will be set forth in amendments to the registration statement of which this prospectus forms a part or in supplements to this prospectus, if and when necessary or as otherwise required by law.

Name of Selling Shareholder	Number of ADSs Owned Prior to This Offering(3)	Maximum Number of ADSs to be Sold(1)(3)	Number of ADSs Owned after This Offering(1)	Percentage Ownership After This Offering (%)
ATW Opportunities Master Fund, L.P.(2)†	81,775,474	81,775,474	0	0

†	The selling shareholder is a broker-dealer registered under Section 15 of the Exchange Act or an affiliate of a broker-dealer registered under Section 15 of the Exchange Act.

(1)	Assumes that (i) all of the securities registered by the registration statement of which this prospectus is a part, including the ADSs issuable upon the exercise of the Series D Warrant, Series E Warrant, Series F Warrant, and Series G Warrant held by such selling shareholder, are sold in this offering; (ii) the selling shareholder does not (a) sell any of the ordinary shares or ADSs, if any, that have been issued to them other than those covered by this prospectus, and (b) acquire additional ADSs after the date of this prospectus and prior to the completion of this offering.

(2)	ATW Partners Opportunities Fund GP, LLC, the general partner to ATW Opportunities Master Fund, L.P., has discretionary authority to vote and dispose of the shares held by ATW Opportunities Master Fund, L.P. and may be deemed to be the beneficial owner of these shares. Kerry Propper and Antonio Ruiz-Gimenez, each in their capacity as Managing Members of ATW Partners Opportunities Fund GP, LLC, may also be deemed to have investment discretion and voting power over the shares held by ATW Opportunities Master Fund, L.P. ATW Partners Opportunities Fund GP, LLC, Mr. Propper and Mr. Ruiz-Gimenez each disclaim any beneficial ownership of these shares. The address of the Selling Securityholder is c/o ATW Partners Opportunities Management, LLC 17 State Street, Suite 2100, New York, NY 10004.

(3)	41,085,715 ADSs issuable upon exercise of the ATW Warrants were registered for resale initially. The Class A Ordinary Shares are represented by ADSs. A separate registration statement on Form F-6 (Registration No. 333-273223) has been filed for the registration of ADSs issuable upon deposit of the Class A Ordinary Shares. Pursuant to section 3(a)(i) of the ATW Warrants, the aggregate exercise price of the ATW Warrants shall remain the same in the event of any combination of any outstanding ADSs after the Ratio Change on July 13, 2023. The exercise price of the Series D/E/F/G Warrants were adjusted to $125, $100, $125, and $125, respectively. The ADSs issuable upon exercise of the Series D/E/F/G Warrants were adjusted to 56,000, 400,000, 320,000, and 45,714.3, respectively. The Company and Selling Securityholder entered into the Waiver Agreement dated as of September 26, 2023, effective as of the issuance of the issuance of ATW Warrants, pursuant to which the Selling Securityholder waived the shares price adjustment set forth in section 3(a)(ii) of the ATW Warrants, with effective as of the issuance dates of the Series D/E/F/G Warrants. The Company issued the Series H Warrant to ATW Opportunities Master Fund II, LP, exercisable at $1.90 per ADS on September 2, 2023. Pursuant to section 3(b) of the ATW Warrants, the exercise price of the ATW Warrants were further adjusted to $1.90 per ADS and the ADSs issuable upon the exercise of the Series D/E/F/G Warrants were adjusted to 3,684,210, 21,052,631, 21,052,631, and 3,007,519, respectively. ATW has partially exercised the Series E Warrant and acquired 400,000 ADSs representing 20,000,000 Class A Ordinary Shares in September 2023 at the exercise price of $1.90 per ADS. The Company issued the Series I Warrant to ATW Opportunities Master Fund II, LP, exercisable at $1.13 per ADS on January 23, 2024. Pursuant to section 3(b) of the ATW Warrants, the exercise price of the ATW Warrants were further adjusted to $1.13 per ADS and the ADSs issuable upon the exercise of the Series D/E/F/G Warrants were adjusted to 6,194,690, 35,125,663, 35,398,230, and 5,056,891, respectively. Pursuant to the Amendment, the Company and ATW Opportunities Master Fund, L.P. further agreed to amend the exercise price of the Series E Warrant to the lower of (x) $1.13 and (y) 90% of the lowest daily VWAP (as defined in the Series E Warrant) for the ten (10) trading days immediately prior to the exercise date (the “Market Exercise Price”), provided that the aggregate exercise price under the Market Exercise Price shall not exceed $10,000,000.

Certain Transactions and Relationships Between the Company and the Selling Securityholder

The Company and ATW Opportunities Master Fund, L.P. (the “Selling Secuirtyholder”) are parties to (i) that certain Securities Purchase Agreement, dated as of February 15, 2021, pursuant to which such Selling Secuirtyholder purchased from the Company, among other securities, (x) certain Series D Warrants, (y) certain Series E Warrants and (z) certain Series F Warrants, and (ii) that certain Securities Purchase Agreement, dated as of December 13, 2021 (as in effect as of the date hereof, the “December SPA,” and together with the February SPA, each a “SPA”), pursuant to which such Selling Secuirtyholder purchased from the Company, among other securities, certain Series G Warrants.

The issuance of (i) the Series D Warrant, Series E Warrant, and Series F Warrant occurred at a closing on February 18, 2021 (the “February Issuance Date”) and (ii) the Series G Warrants occurred at a closing on December 13, 2021 (the “December Issuance Date,” and together with the February Closing Date, each an “Issuance Date”).

On September 2, 2023, the Company and ATW Opportunities Master Fund II, LP, an affiliate to the Selling Securityholder, entered into a letter agreement (the “Letter Agreement”), wherein ATW Opportunities Master Fund II, LP agreed to exercise its purchase option to purchase an additional $2,500,000 debenture pursuant to section 2.2 of the Securities Purchase Agreement dated as of August 9, 2022 by and between the Company and ATW Opportunities Master Fund II, LP. Pursuant to the Letter Agreement, the Company issued a Series H ADS Purchase Warrant (the “Series H Warrant”) to purchase up to 13,158 ADSs with an exercise price equal to $1.90 per ADS and having a term of exercise expiring five years after the issuance.

On September 26, 2023, the Company and the Selling Securityholder entered into the Waiver Agreement, pursuant to which the Selling Securityholder waived the shares price adjustment set forth in section 3(a)(ii) of the ATW Warrants, effective as of the issuance of the issuance of ATW Warrants.

On January 23, 2024, the Company and ATW Opportunities Master Fund II, LP, an affiliate to the Selling Securityholder, entered into a letter agreement (the “January Letter Agreement”), wherein ATW Opportunities Master Fund II, LP agreed to exercise its purchase option to purchase an additional $1,000,000 debenture pursuant to Section 2.2 of the Securities Purchase Agreement dated as of August 9, 2022 by and between the Company and ATW Opportunities Master Fund II, LP. Pursuant to the Letter Agreement, the Company issued a Series I ADS Purchase Warrant (the “Series I Warrant”) to purchase up to 8,850 ADSs with an exercise price equal to $1.13 per ADS and having a term of exercise expiring five years after the issuance.

On August 9, 2024, the Company and ATW Opportunities Master Fund II, LP, an affiliate to the Selling Securityholder, entered into a securities purchase agreement, pursuant to which the Company received net proceeds of $1,425,000 in consideration of the issuance of the 2027 Debenture in the principal amount of $1,500,000 and the issuance of Series J warrant to purchase 4,017,858 ADSs with an exercise price equal to $0.28 per ADS and having a term of exercise expiring on August 9, 2031. The 2027 Debenture matures on August 9, 2027, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and is convertible into ADSs, beginning after its original date of issuance at a conversion price is $0.28, which shall be reset to the lower of $0.28 and the closing price of the ADSs on the trading day immediately preceded the effective date, per ADS. Interest is payable quarterly in cash, or the Company may pay accrued interest in its ADSs.

On January 9, 2025, the Company entered into an amendment to the 2027 Debenture with ATW Opportunities Master Fund II, L.P.  Pursuant to the amendment, the parties agreed to amend the conversion price per American Depositary Share of the 2027 Debenture to the lower of (x) $0.28 and (y) 90% of the lowest daily VWAP for the ten (10) trading days immediately prior to the conversion date. This amendment agreement shall be retroactively effective to August 9, 2024.

On January 9, 2025, the Company entered into an amendment to the Series E Warrant with ATW Opportunities Master Fund, L.P. Pursuant to the amendment, the parties agreed to amend the exercise price of the Warrant to the lower of (x) $1.13 and (y) 90% of the lowest daily VWAP (as defined in the Series E Warrant) for the ten (10) trading days immediately prior to the exercise date, provided that the aggregate exercise price under the Market Exercise Price shall not exceed $10,000,000.

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